

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Richard C. Wheeless, III
President and Director
Pegasus Medical Holdings, Inc.
c/o Richard C. Wheeless III
6647 Saint Andrews Cross, Unit D
Liberty Township, OH

> **Re: Pegasus Medical Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed July 2, 2021**
> **File No. 000-56282**

Dear Mr. Wheeless:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G Filed July 2, 2021

Executive Compensation, page 15

1. We note your revision and response to comment 4. Revise here to disclose that the one million founder shares granted to Mr. Wheeless at inception were valued at $250 million.

Forum Selection - Certificate of Incorporation, page 18

2. We note your amended certificate of incorporation now identifies the United States District Court for the District of Delaware, "or such federal court having jurisdiction," as the exclusive forum for certain litigation arising under the Securities Act of 1933. Revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, disclose any material risks or impacts on investors, including but not limited to any increased costs to bring a claim and that this provision can discourage claims or limit investors' ability to bring a claim in a

judicial forum that they find favorable. Please further revise to state that there is uncertainty as to whether a court will enforce this provision. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at 202-551-3783 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Theodore Ghorra, Esq.